Exhibit 1
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For Immediate Release                                              25 June 2008


                                  WPP Group plc

                                  Announcement


Mr Christopher Mackenzie has stepped down from the WPP Group plc Board with effect from 24 June 2008, following the Company's Annual General Meeting.



Contact:
Feona McEwan, WPP                                       T. +(0)20 7408 2204
www.wpp.com
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